Statement of MEDIQ/PRN Life Support Services, Inc., Dated January 13, 2000

Delay in Completing Audit

On December 29, 1999, we requested a 15 day extension for the filing of our annual report with the SEC as a result of unforeseen delays in the collection and review of information and documents necessary to complete our year-end audit. We encountered such delays when our outside auditors informed our Audit Committee that they were concerned with our treatment of certain balance sheet items and whether they had received all material information pertinent to the 1999 audit. Based on continuing discussions with our outside auditors, we believe we will make certain adjustments to our financial results for the second and third quarters of 1999. It is possible that earlier periods might be affected as well. Further, as a result of delays in completing the audit, we will not file our annual report within the 15 day extended time period which ends today. Within the next 30 days, however, we hope to make such filing and to restate our financial statements for earlier periods to the extent necessary. Our ability to make such a filing depends upon the completion of the audit by our outside auditors.

Audit Committee Response

In mid-December 1999, our Audit Committee retained a nationally recognized law firm to interview (with assistance from an independent, nationally recognized accounting firm) members of our management team and accounting staff in order to
(1) gather background information on the accounting issues for use in giving legal advice to the Audit Committee, (2) determine, based on the interviews, whether all material information pertinent to completion of the 1999 audit was being provided to our outside auditors, and (3) determine what remedial actions, if any, we need to take concerning the accounting issues.

Based on discussions to date with our outside auditors, it appears that there are three significant accounting issues. The first involves the understatement of reserves related to accounts receivables (a portion of which resulted from a failure to process customer credits on a timely basis) and the related improper recognition of revenue and earnings. The remaining issues involve the reduction of obsolete and excess inventories to net realizable value and the deferral and capitalization of certain costs and expenses. Based on our work to date, we believe the effect of such issues is an overstatement of revenues and an understatement of costs and expenses in an amount now estimated, in the aggregate, in excess of $25 million in fiscal 1999. The calculation of such items has not yet been finalized and their actual effect on operating income for fiscal 1999 has not yet been determined. As a result of the foregoing and other issues, we are examining (together with our outside auditors) the appropriateness of making an adjustment to goodwill.

The Audit Committee has identified several areas for improvement in our accounting and financial reporting functions including the expansion of its role. The Audit Committee has engaged Mr. Kenneth Kreider, who has held senior finance and accounting positions with ICM Equipment


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Company LLC, Lucas Industries Plc. and Fairchild Space & Defense Corporation, to
oversee the finalization of our 1999 financial statements and the completion of the audit. Mr. Kreider will work with the Audit Committee after the completion of the audit to perform an organizational review of our finance and accounting functions. We also expect to name Mr. Kreider as our interim Chief Financial Officer effective upon the departure of our current CFO, Mr. Jay Kaplan.
Although Mr. Kaplan expressed to the Audit Commitee on December 9, 1999 his expectation that he would leave the employ of the Company, the details of Mr. Kaplan's departure from the Company have not yet been resolved.

Effect on Debt Instruments; Effect on Liquidity and Operations

Our failure to deliver audited year-end financial statements constitutes an event of default under our senior credit facility with a syndicate of banks led by Banque Nationale de Paris. The credit facility allows the banks to accelerate all amounts outstanding under the facility as a result of such event of default. Although the banks have not yet exercised that right, there can be no assurances that they will not do so in the future. In addition, as a result of such event of default we are now paying interest on our senior indebtedness at a default rate of 2% per annum in addition to the applicable rate under the credit facility. Based on our current estimate of the extent of the potential restatement of our financial results, we believe such restated financial results will give rise to additional events of default including the failure to comply with our financial covenants. Until a formal agreement relating to those defaults and potential defaults is reached with the banks, we are unable to access our credit facility and must fund our working capital needs through other sources of cash. We believe we have adequate funds from working capital and operating activities to fund our operations pending agreement with the banks.

While recent events have not given rise to any events of default under the indentures governing our outstanding 11% Senior Subordinated Notes Due 2008 and 13% Senior Discount Debentures Due 2009, our failure to file our annual report on time constitutes a default of certain covenants requiring us to promptly file reports with the SEC and provide copies of such filings to the trustees and the holders of the bonds. Upon our receipt of notice from the trustees, or holders of at least 25% of the outstanding bonds, that we are in default of such covenants, we will have 30 days to file our annual report and cure the default. Our failure to cure the default within such 30 day period would give rise to an event of default under the indentures. There would be additional events of default under the indentures if the banks ultimately decide to accelerate the indebtedness outstanding under the senior credit facility and such acceleration is not rescinded within 10 days. If events of default exist under the indentures, the trustees or the holders of at least 25% of the outstanding bonds, in each case subject to certain rights of our senior lenders, will be entitled to accelerate the payment of all principal and interest outstanding under the bonds.

This filing contains forward-looking statements which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, each of which involves risks and uncertainties that may affect our business and prospects. Such forward-looking statements include,


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without limitation, our ability to file our annual report within the timeframe discussed above, our estimates as to the actual effects that the accounting issues discussed above may have on our financial results and our beliefs as to our liquidity. Investors should consult the Corporation's ongoing interim and quarterly filings and annual reports for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. We do not undertake to update these forward-looking statements.



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